Hewlett-Packard Company 3000 Hanover Street Palo Alto, CA 94304 hp.com

May 19, 2015

BY EDGAR CORRESPONDENCE

Craig D. Wilson

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Hewlett-Packard Company Form 10-K for the Fiscal Year Ended October 31, 2014 Filed December 18, 2014 File No. 001-04423

Rishi Varma

Senior Vice President,

Deputy General Counsel and

Assistant Secretary

Corporate, Securities and Mergers & Acquisitions

T   +1 281 514 8010 (Houston)

T  +1 650 857 2247 (Palo Alto)

F  +1 650 857 4837

rishi.varma@hp.com

Dear Mr. Wilson:

On behalf of Hewlett-Packard Company (the “Company”), this letter confirms that on May 15, 2015, the Company received the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated May 15, 2015.  This letter also confirms our conversation with Ms. Amanda Kim on May 18, 2015, in which the Company requested and the Staff consented to a two week extension (until June 12, 2015) for the Company to respond to the Staff’s comment letter due to the timing of the Company’s quarterly earnings announcement and its ongoing preparation for a Form 10 filing in connection with the Company’s planned separation.

If you have any questions concerning this letter, please contact the undersigned at (281) 514-8010 or our outside counsel, Lori Zyskowski at Gibson, Dunn & Crutcher LLP, at (212) 351-2309.

Very truly yours,

/s/ Rishi Varma
Rishi Varma Senior Vice President, Deputy General Counsel and Assistant Secretary